The Benchmark Company, LLC

150 E 58th Street, 17th Floor

New York, New York 10155

May 22, 2018

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Katherine Wray

Re:	CLPS Incorporation
Registration Statement on Form F-1
(File No. 333-223956)

Dear Ms. Wray:

Acting on behalf of the several underwriters, The Benchmark Company, LLC (“Benchmark”) hereby joins in the request of CLPS Incorporation that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on May 23, 2018, or as soon thereafter as practicable.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very Truly Yours,
By: The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets